

Mail Stop 4628

October 20, 2017

Brent J. Smolik
President and Chief Executive Officer
EP Energy Corporation
1001 Louisiana Street
Houston, TX 77002

> **Re: EP Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 1-36253**
> **EP Energy LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **Response letter dated October 6, 2017**
> **File No. 333-183815**

Dear Mr. Smolik:

We have reviewed your October 6, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2017 letter.

EP Energy Corporation

Business, page 1

Oil and Natural Gas Properties, page 4

Proved Undeveloped Reserves, page 5

1.   Prior comment number three requested certain PUD roll-forward information for the years ended December 31, 2015 and December 31, 2016. However, your response

appears to provide information for the year ended December 31, 2016 only. Please provide corresponding information for the year ended December 31, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 50

2.   We note your response to prior comment number 8 and your intention to evaluate your overall hedge price disclosure in light of forward prices. For any disclosure based on forward prices, please include equally prominent disclosure that clearly explains the terms and potential operation of the underlying hedging instruments for the entire range of prices over which the impact of the hedges would change.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or me at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources